Exhibit 99.1

News Release #10/2012
2012-03-05

Baja Mining Alerts Shareholders: Mount Kellett Finally Acknowledges Control Objective And 15-Day Standstill Expiry
• But Dissident Offers Phony Explanations Alongside Acknowledgements •

Vancouver, March 5, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today alerted shareholders that dissident Mount Kellett Master Fund II A L.P. has finally acknowledged it sought control of Baja. In addition, Mount Kellett has acknowledged that it demanded a rapid, 15-day expiry to its worthless standstill offer.

However Mount Kellett, in a new attempt to deceive Baja shareholders, offered phony explanations alongside its acknowledgements. And Mount Kellett did not explain why it waited to make its acknowledgements until it was two-thirds of the way through the proxy contest it initiated.

Acknowledgements support Baja’s contention of another Mount Kellett agenda

The acknowledgements, however rationalized, support Baja’s longstanding contention that Mount Kellett has another agenda—a creeping takeover of Baja without a premium to all shareholders. Mount Kellett is now pursuing that agenda by trying to place two representatives—one of them Mount Kellett’s Managing Director Stephen Lehner—on Baja’s Board.

“Mount Kellett pretends Mr. Lehner is not in a position of conflict, but as a Mount Kellett employee he is professionally conflicted,” said Giles Baynham, Baja’s Chairman. “That’s why we offered Mount Kellett a fair compromise—two nominees who are independent of Mount Kellett.”

Acknowledgements buried in a slide presentation

Mount Kellett furnished its acknowledgements deep inside a slide presentation disclosed to the public on March 2, 2012. Baja believes Mount Kellett made the acknowledgements only because of pressure from Baja’s Board and from many Baja shareholders.

Prior to March 2, 2012, Mount Kellett had been silent on its control objective, which it sought by twice demanding an exemption from Baja’s Shareholder Rights Plan. Baja rebuffed both attempts. Mount Kellett was similarly silent on the highly perishable expiry date on its standstill offer. Mount Kellett made no mention of these matters in its 42-page dissident circular or in its proxy contest news releases.

Historical revisionism

Baja observes that the rationalization Mount Kellett proffered for the predatory 15-day standstill expiry amounts to historical revisionism. Through clever and ambiguous wording, the presentation leaves the erroneous impression that Mount Kellett would restrict the standstill expiry to “issues of governance that it believed should be brought to shareholders.”

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In fact the standstill expiry was completely unrestricted when Mount Kellett Managing Director Stephen Lehner privately presented it to Baja in an email on January 5, 2012. In the email Mr. Lehner made ten demands, the ninth of which was the 15-day expiry. Baja provides Mr. Lehner’s words verbatim, and in context, as follows: “MK’s standstill will fall away 15 days after my resignation from the Board.” That’s it. Not even a hint of a governance restriction. Mount Kellett has no grounds to assert otherwise.

Unconvincing control rationale

Mount Kellett’s unconvincing rationale for control was that it would “protect Baja against a premature hostile take-out.” In fact what Mount Kellett really wanted was to buy more shares without offering a premium to other shareholders and to prevent anyone else from establishing a control position. Mount Kellett also wanted all of the other self-serving advantages of control, such as the ability to manipulate Baja’s agenda and strategy, including with regard to acceptance of a takeover bid that would be favourable to Mount Kellett in terms of pricing and timing, but with little regard for other Baja shareholders.

Baja’s Board decided that with 19.9%, Mount Kellett already has a strong blocking position. The Board was not inclined to give Mount Kellett special status if Mount Kellett was unwilling to offer a premium to all shareholders. That’s why the Board refused to give Mount Kellett an exemption from the Shareholder Rights Plan when Mount Kellett twice asked for it in May 2011.

The real reason for the proxy contest

Baja believes its refusal to hand control to Mount Kellett is the real reason for the proxy contest. Now Mount Kellett is seeking control by other means. With its rapid-expiry standstill, Mount Kellett is clearly signalling that it wants the freedom to take any action just 15 days after Mount Kellett’s Managing Director Stephen Lehner resigns from Baja’s Board. Such actions could include the launch of yet another proxy contest, or the launch of a takeover bid while Mr. Lehner is armed with still-fresh information and timing advantages gleaned from his board tenure.

It is hard to imagine a position more favourable to Mount Kellett, and less favourable to all other shareholders. That’s why Baja says the standstill expiry was predatory. No Board would allow itself to be trapped into such a hostage position. Neither should shareholders force the Board into this position by electing Mr. Lehner and his ally Lorie Waisberg.

Voting Instructions

Baja urges shareholders to vote only the GOLD proxy AGAINST Mount Kellett’s director removal resolution, and AGAINST Mount Kellett’s Board expansion resolution. Vote WITHHOLD for the two Mount Kellett nominees to the Board, Stephen Lehner (the managing director of Mount Kellett) and Lorie Waisberg. Shareholders should discard any blue proxy they may receive and should vote only their

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GOLD proxy well in advance of the proxy voting deadline of March 30, 2012 at 10:00 a.m. (Vancouver Time).

About Baja

Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo could be developed economically at an after-tax IRR of 25.6 percent (100 percent equity), with a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices were based on SEC pricing guidelines (which at the time of the 2010 report were US$2.91/lb Cu, US$26.85/lb Co and US$1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President & Chief Executive Officer

For further information please contact:

Shareholders:

Laurel Hill Advisory Group
Toll-free 1-877-304-0211
Collect: 416-304-0211
assistance@laurelhill.com

Media:

Longview Communications

Alan Bayless, 604-694-6035
abayless@longviewcomms.ca

or

Joel Shaffer, 416-649-8006
jshaffer@longviewcomms.ca

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Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance, anticipated developments at the Company’s projects and the projected performance and economics of the Boleo Project. In addition, estimates of mineral reserves and resources and NPV estimates may be forward-looking statements because they represent estimates of mineralization, costs, revenues and other factors that may be encountered in the future. Forward-looking statements speak only as of their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com and its most recent annual report filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves (the "CIM Standards").

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of

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designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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